

May 5, 2011

<u>Via Facsimile</u>
Mr. Robert Coale
Chief Executive Officer
Patriot Gold Corporation
3651 Lindell Road, Suite D
Las Vegas, Nevada 89103

     Re: **Patriot Gold Corporation**
            Form 10-K for Fiscal Year Ended May 31, 2010
            Filed August 30, 2010
            Supplemental Response Filed April 28, 2011
            File No. 000-32919

Dear Mr. Coale:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               /s/ Ethan Horowitz

               Ethan Horowitz
               Branch Chief